Morgan Stanley Dean Witter Spectrum Series
Monthly Report
April 1999

Dear Limited Partner:

The Net Asset Value per Unit for each of the four Morgan Stanley Dean Witter Spectrum Funds as of April 30, 1999 was as follows:

Funds                    N.A.V.                   % change for month
Spectrum Global Balanced $16.64                              4.08%
Spectrum Select          $24.64                              3.69%
Spectrum Strategic       $12.26                              1.98%
Spectrum Technical       $16.41                              7.20%

In Spectrum Global Balanced, a balanced portfolio of stocks, bonds and managed futures, gains were recorded during April primarily in the global stock index futures component from long German stock index futures as prices increased in reaction to record highs on Wall Street and helped by robust performance in Tokyo. Additional gains were recorded during early April from long S&P 500 Index futures positions as domestic equity prices moved higher in response to an interest rate cut by the European Central Bank aimed at boosting their region's economy, strong sales at domestic retailers and optimism about earnings from financial services companies.
In the currency markets, gains were recorded from long New Zealand dollar positions as its value strengthened versus the U.S. dollar due to signs of recovery in the Pacific Rim and improving commodity prices. In the energy markets, gains were recorded from long crude oil futures positions as oil prices continued to move higher to their highest levels since December 1997 due largely to declines in inventory levels and growing confidence that oil exporting countries are cutting production. In the metals markets, gains were recorded from long copper futures positions as copper prices soared during mid-month to the highest level since late December on a wave of fund buying. A portion of the Fund's overall gains was offset by losses in the agricultural markets from long corn futures positions as prices regressed early in the month in reaction to reports by the USDA that the expected corn surplus will be one of the biggest in years and from declining demand from Asian markets. Later in the month corn prices fell amid technical factors and on reports of favorable planting conditions. In the global interest rate futures markets, losses were experienced from long Australian interest rate futures positions as prices declined due to decreasing demand from several key Japanese institutional investors.

In Spectrum Select, a Fund managed by multiple trading advisors who employ long-term technical trend-following trading strategies, gains were recorded during April primarily in the currency markets from long Canadian dollar positions as its value strengthened versus the U.S. dollar on increased optimism that higher commodity prices will boost Canada's resources-oriented economy. In the global stock index futures markets, gains were recorded from long Hang Seng Index futures positions as Hong Kong equity prices increased on selective buying of blue chips on speculation that local banks would cut interest rates. In the energy markets, gains were recorded from long futures positions in crude oil and its refined products, heating oil and unleaded gas, as oil prices continued to move higher due to declines in inventory levels and growing confidence that oil exporting countries are cutting production. In soft commodities, gains were recorded from short cocoa futures positions as cocoa prices declined to a 5 1/2-year low in reaction to reports of a surplus in supplies, declining demand and a promising West African crop. A portion of the Fund's overall gains was offset by losses experienced in the agricultural markets from short positions in soybeans and soybean oil futures as prices increased on reports of forecasts calling for unfavorable weather in both Argentina and Brazil which could slow harvesting. In the global interest rate futures markets, losses were experienced from short U.S. interest rate futures positions as prices moved suddenly higher in reaction to an encouraging U.S. employment report and larger-than-expected rate cut by the European Central Bank.

In Spectrum Strategic, a Fund managed by multiple trading advisors who employ fundamental trading methodologies, gains were recorded during April primarily from long crude oil futures positions as prices moved to their highest levels since December 1997 due to declines in inventory levels and growing confidence that oil exporting countries are cutting production. In the metals markets, gains were recorded from long copper futures positions as copper prices soared during mid-month to their highest level since late December on a wave of fund buying. In the currency markets, gains were recorded from long Canadian dollar positions as its value strengthened to an 11-month high versus the U.S. dollar on increased optimism that higher commodity prices will boost Canada's resources-oriented economy. A portion of the Fund's overall gains was offset by losses in the global interest rate futures markets from short U.S. interest rate futures positions as prices moved suddenly higher in reaction to an encouraging U.S. employment report and larger-than-expected rate cut by the European Central Bank. In the global stock index futures markets, losses were experienced from short S&P 500 Index futures positions as U.S. equity prices reached record highs in response to an interest rate cut by the European Central Bank aimed at boosting their region's economy, strong sales at domestic retailers and optimism about earnings from financial services companies. In the agricultural markets, losses were experienced early in the month from long wheat futures positions as prices fell due to higher-than-expected stocks as reported by the USDA.

Effective May 1, 1999, Spectrum Strategic added Allied Irish Capital Management, Ltd. ("AICM") as a Trading Advisor, and allocated to AICM the assets previously managed by Stonebrook Capital Management, Inc.
("Stonebrook"), approximately $6.8 million. AICM will be paid the same management and incentive fees as Stonebrook.

In Spectrum Technical, a Fund managed by multiple trading advisors who employ long-term technical trend-following trading systems, gains were recorded during April primarily in the currency markets from short positions in the Swiss franc and the European common currency as the value of these European currencies weakened relative to the U.S. dollar due primarily to the lack of economic growth in the European community, the ongoing crisis in Yugoslavia and strong economic data out of the U.S. In the global stock index futures markets, gains were recorded from long Nikkei Index futures positions as Japanese equity prices were boosted by gains on Wall Street, as well as by hopes that the Japanese government might take more measures to stimulate their economy. In the energy markets, gains were recorded from long futures positions in crude oil and its refined products, heating oil and unleaded gas, as oil prices continued to move higher to their highest levels since December 1997 due largely to declines in inventory levels and growing confidence that oil exporting countries are cutting production. In soft commodities, gains were recorded from short sugar futures positions as prices fell to a new 13-year low in anticipation of a huge sugar crop amid declining demand and an already large global surplus. A portion of the Fund's overall gains was offset by losses in the metals markets from short gold futures positions as prices were pushed higher in reaction to the military conflict in Yugoslavia and speculative short covering. In the agricultural markets, losses were experienced from long corn futures positions as prices regressed early in the month in reaction to reports by the USDA that the expected corn surplus will be one of the biggest in years and from declining demand from Asian markets. Later in the month corn prices fell due to aggressive selling by commodity investment funds amid technical factors and on reports of favorable planting conditions.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor New York , NY 10048, or your Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Robert E. Murray
President
Demeter Management Corporation
General Partner

Historical Fund Performance
Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar year the Fund has traded.  Also provided is the inception-to-date return and the annualized return since inception for the
Fund.  PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.
Funds                         Year                Return
Spectrum Global Balanced
                         1994 (2 months)                -1.7%
                         1995                22.8%
                         1996                 -3.6%
                         1997                18.2%
                         1998 16.4%
                         1999 (4 months)                 4.0%

                    Inception-to-Date Return:          66.4%
                    Annualized Return:                           12.0%

___________________________________________________________________________
__________
Spectrum Select

                         1991 (5 months)                31.2%
                         1992 -14.4%
                         1993  41.6%
                         1994   -5.1%
                         1995  23.6%
                         1996    5.3%
                         1997    6.2%
                         1998                       14.2%
                         1999 (4 months)
3.5%

                    Inception-to-Date Return:               146.4%
                    Annualized Return               12.3%
___________________________________________________________________________
__________
Spectrum Strategic

                         1994 (2 months)                 0.1%
                         1995                10.5%
                         1996                 -3.5%
                         1997                  0.4%
                         1998                       7.8%
                         1999 (4 months)                 6.1%

                    Inception-to-Date Return:                22.6%
                    Annualized Return:               4.6%
___________________________________________________________________________
__________
Spectrum Technical
                         1994 (2 months)                -2.2%
                         1995                17.6%
                         1996                18.3%
                         1997                  7.5%
                         1998                      10.2%
                         1999 (4 months)
1.8%

                    Inception-to-Date Return:                64.1%
                    Annualized Return:             11.7%

Morgan Stanley Dean Witter Spectrum Series
Statements of Operations
For the Month Ended April 30, 1999
(Unaudited)
                                   Morgan Stanley Dean Witter
Morgan Stanley Dean Witter
                                                            Spectrum Global
Balanced                   Spectrum Select
                                        Percent of
Percent of
                                        April 1, 1999                 April 1,
1999
                                 Amount Net Asset Value          Amount
Net Asset Value
                                     $        %                $            %
REVENUES
Trading Profit (Loss):
  Realized                         28,550             0.06             411,121
0.20
  Net change in unrealized      2,216,852             4.58           8,378,762
4.05
  Total Trading Results         2,245,402             4.64           8,789,883
4.25
Interest Income (DWR)             176,737             0.37             610,156
0.30
  Total Revenues                2,422,139             5.01           9,400,039
4.55
EXPENSES
Incentive fees                    215,651             0.45               -
-
Brokerage fees (DWR)              185,371             0.38           1,249,204
0.61
Management fees                              50,373        0.10
516,912                           0.25
  Total Expenses                  451,395             0.93           1,766,116
0.86
NET INCOME                      1,970,744             4.08           7,633,923
3.69

Morgan Stanley Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended April 30, 1999
(Unaudited)
                           Morgan Stanley Dean Witter                   Morgan
Stanley Dean Witter
                           Spectrum Global Balanced             Spectrum Select
 .
                       Units          Amount    Per Unit         Units
Amount      Per Unit
                                         $          $                     $
$
Net Asset Value,
 April 1, 1999         3,025,303.073  48,357,974    15.98     8,702,769.150
206,764,629   23.76
Net Income                    -        1,970,744     0.66            -
7,633,923    0.88
Redemptions              (21,442.092)   (356,796)   16.64       (74,074.001)
(1,825,183)  24.64
Subscriptions            132,460.262   2,204,139    16.64       181,199.697
4,464,761   24.64
Net Asset Value,
  April 30, 1999       3,136,321.243  52,176,061   16.64      8,809,894.846
217,038,130  24.64

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Spectrum Series
Statements of Operations
For the Month Ended April 30, 1999
(Unaudited)
                                    Morgan Stanley Dean Witter      Morgan
Stanley Dean Witter
                                                             Spectrum Strategic
Spectrum Technical              .
                                        Percent of
Percent of
                                        April 1, 1999                 April 1,
1999
                                 Amount Net Asset Value          Amount
Net Asset Value
                                   $          %                $            %
REVENUES
Trading Profit (Loss):
  Realized                     (4,554,254)            (6.11)
(1,413,328)                      (0.56)
  Net change in unrealized      6,455,108              8.66         21,240,542
8.40
  Total Trading Results         1,900,854              2.55         19,827,214
7.84
Interest Income (DWR)             211,435              0.28
733,823                           0.29
  Total Revenues                2,112,289              2.83         20,561,037
8.13
EXPENSES
Incentive fees (DWR)                -            -                  -
-
Brokerage fees (DWR)              408,530              0.55          1,526,994
0.60
Management fees (DWR)             225,396              0.30            842,480
0.33
  Total Expenses                  633,926              0.85          2,369,474
0.93
NET INCOME                      1,478,363              1.98         18,191,563
7.20

Morgan Stanley Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended April 30, 1999
(Unaudited)
                           Morgan Stanley Dean Witter                  Morgan
Stanley Dean Witter
                           Spectrum Strategic                        Spectrum
Technical          .
                          Units        Amount    Per Unit        Units
Amount   Per Unit
                                         $          $                       $
$
Net Asset Value,
 April 1, 1999         6,205,584.154  74,577,938    12.02    16,509,679.184
252,743,953                    15.31
Net Income                    -        1,478,363     0.24              -
18,191,563                      1.10
Redemptions              (96,047.289) (1,177,540)   12.26      (171,160.974)
(2,808,752)                    16.41
Subscriptions            125,356.681   1,536,873    12.26       315,496.461
5,177,297                      16.41
Net Asset Value,
  April 30, 1999       6,234,893.546  76,415,634    12.26    16,654,014.671
273,304,061                    16.41

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Spectrum Global Balanced L.P. (formerly, Dean Witter Spectrum Global Balanced L.P.) ("Spectrum Global Balanced"), Morgan Stanley Dean Witter Spectrum Select L.P. (formerly, Dean Witter Spectrum Select L.P.) ("Spectrum Select"), Morgan Stanley Dean Witter Spectrum Strategic L.P. (formerly, Dean Witter Spectrum Stratgegic L.P.) ("Spectrum Strategic") and Morgan Stanley Dean Witter Spectrum Technical L.P. (formerly, Dean Witter Spectrum Technical L.P.) ("Spectrum Technical") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities, and other commodities interests, including foreign currencies, financial instruments, precious and industrial metals, energy products, and agriculturals (collectively, "futures interests"). The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Dean Witter Reynolds, Inc. ("DWR") and an unaffiliated clearing commodity broker, Carr Futures Inc. ("Carr"), provides clearing and execution services. Both Demeter and DWR are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co. ("MSDW").

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market and the resulting unrealized gains and losses are reflected in income. Monthly, DWR pays each Partnership interest income based upon 80% of its average daily "Net Assets" (as defined in the limited partnership agreements), for the month in the case of Spectrum Select, Spectrum Strategic and Spectrum Technical and 100% in the case of Spectrum Global Balanced. The interest rate is equal to a prevailing rate on U.S. Treasury bills. For purposes of such interest payments, Net Assets do not include monies due to the Partnership on futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per Unit is computed using the weighted average number of units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - Brokerage fees for Spectrum Global Balanced are accrued at a flat monthly rate of 1/12 of 4.60% (a 4.60% annual rate) of the Net Assets as of the first day of each month.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)



Brokerage fees for Spectrum Select, Spectrum Strategic and
Spectrum Technical are accrued at a flat monthly rate of 1/12 of 7.25% (a 7.25% annual rate) of the Net Assets as of the first day of each month.

Such fee covers all brokerage fees, transaction fees and costs and ordinary administrative and continuing offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by DWR through the brokerage fees paid by each Partnership.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than on redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the close of business on the last day of the month. No selling commissions or charges related to the continuing offering of Units will be paid by the Limited Partners or the Partnership. DWR will pay all such costs.

Redemptions - Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value Per Unit as of the end of the last day that is six months after the closing at which a person becomes a Limited Partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units redeemed on or prior to the last day of the twelfth month after such Units were purchased will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month after which such Units were purchased will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twenty-fourth month after which such Units were purchased will not be subject to a redemption charge. The foregoing redemptions charges will be paid to DWR. Redemptions must be made in whole Units, in a minimum amount of 50 Units, unless a Limited Partner is redeeming his entire interest in a Partnership.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)





Exchanges - On the last day of the first month which occurs more than six months after a person first becomes a Limited Partner in any of the Partnership and at the end of each month thereafter, Limited Partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreement) without paying additional charges.

Dissolution of the Partnership - Spectrum Global Balanced, Spectrum Strategic and Spectrum Technical will terminate on December 31, 2035 and Spectrum Select will terminate on December 31, 2025 regardless of financial condition at such time, or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage fees to DWR as described in
Note 1. Each Partnership's cash is on deposit with DWR and Carr in futures interests trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note 1.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Morgan Stanley Dean Witter Spectrum Global Balanced L.P.
  RXR, Inc.

Morgan Stanley Dean Witter Spectrum Select L.P.
  EMC Capital Management, Inc.
  Rabar Market Research, Inc.
  Sunrise Capital Management, Inc.

Morgan Stanley Dean Witter Spectrum Strategic L.P.
  Blenheim Investments, Inc.
  Willowbridge Associates Inc.

Spectrum Strategic terminated Stonebrook Capital Management, Inc. as a Trading Advisor on March 4, 1999. On May 1, 1999, Spectrum Strategic added Allied Irish Capital Management, Ltd. ("AICM") as a Trading Advisor, and will allocate to AICM the assets previously managed by Stonebrook.

Morgan Stanley Dean Witter Spectrum Technical L.P.
  Campbell & Company, Inc.) ("Campbell")
  Chesapeake Capital Corporation ("Chesapeake")
  John W. Henry & Company, Inc. ("JWH")

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)




Compensation to the trading advisors by the Partnerships consists of manage-ment fees and incentive fees as follows:

Management Fee - The management fee for Spectrum Global
Balanced is accrued at a rate of 5/48 of 1% of the Net Assets on the first day of each month (a 1.25% annual rate).

The management fee for Spectrum Technical is accrued at a rate of 1/3 of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 4% annual rate).

The management fee for Spectrum Select is accrued at a rate of 1/4 of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 3% annual rate).

The management fee for Spectrum Strategic is accrued at a rate of 1/12 of 4% of the Net Assets allocated to each of Blenheim and Willowbridge on the first day of each month, and 1/12 of 3% of the Net Assets allocated to Stonebrook on the first day of each month (annual rates of 4% and 3% respectively).

Incentive Fee - Spectrum Global Balanced, Spectrum Strategic and Spectrum Select pay a monthly incentive fee equal to 15% of the "Trading Profits" as defined in their Limited Partnership Agreements, experienced with respect to each trading advisor's allocated Net Assets as of the end of each calendar month.

Spectrum Technical pays a monthly incentive fee equal to 15% of the Trading Profits experienced with respect to the Net Assets allocated to Campbell and JWH and 19% of the Trading Profits experienced with respect to the Net Assets allocated to Chesapeake as of the end of each calendar month.

For all Partnerships when Trading Losses are incurred, no incentive fee will be paid in subsequent months until all such losses are recovered. Cumulative trading losses are adjusted on a pro-rata basis for the net amount of each months subscriptions and redemptions.